

SECURITIES AND EXCHANGE COMMISSION

05041980

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5-1-2004 (MM/DD/YY) AND ENDING 4-30-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRONIN & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.



PROCESSING
RECEIVED
JUN 30 2005
WASH. D.C.
198
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 NICOLLET MALL #2520
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RaNae Martinson 612-339-8561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

90 S 7th St #4200 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARLTON R. CRONIN, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRONIN & CO., INC, as of APRIL 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RANAE B. MARTINSON
Notary Public
Minnesota
My Commission Expires January 31, 2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRONIN & CO., INC.

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors and Stockholders
Cronin & Co., Inc.:

We have audited the accompanying statements of financial condition of Cronin & Co., Inc. (the Company) as of April 30, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cronin & Co., Inc. as of April 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 3, 2005

CRONIN & CO., INC.

Statements of Financial Condition

April 30, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	1,496,963	452,816
Cash, segregated under federal regulations		50,000	50,000
Customer receivables		63,474	57,613
Interest receivable		24,812	52,409
Securities owned, at market value		1,897,819	5,304,415
Notes receivable from stockholders		250,000	275,000
Property and equipment, at cost (net of accumulated depreciation of $252,316 and $219,088, respectively)		107,021	137,382
Other assets		239,132	163,923
Total assets	$	4,129,221	6,493,558
Liabilities and Stockholders' Equity			
Liabilities:			
Line of credit	$	—	1,950,000
Customer payables		91,759	24,686
Accounts payable		106,775	24,980
Profit sharing contribution payable		40,000	85,000
Accrued compensation and commissions		56,724	193,383
Income taxes payable, including deferred taxes of $13,046		25,800	124,697
Total liabilities		321,058	2,402,746
Commitments and contingencies (note 7)			
Stockholders' equity:			
Common stock, $1 par value. Authorized 26,710 shares, issued and outstanding 15,234 and 17,044 shares, respectively		15,234	17,044
Additional paid-in capital		932,252	892,502
Notes receivable from stockholders		(510,925)	(563,174)
Retained earnings		3,371,602	3,744,440
Total stockholders' equity		3,808,163	4,090,812
Total liabilities and stockholders' equity	$	4,129,221	6,493,558

See accompanying notes to financial statements.

CRONIN & CO., INC.

Statements of Income

Years ended April 30, 2005 and 2004

		2005	2004
Revenues:			
Commissions and investment banking	$	2,863,599	3,230,447
Trading gains (losses)		(565)	143,051
Interest		224,811	237,467
Total revenues		3,087,845	3,610,965
Expenses:			
Employee compensation and benefits		1,299,738	1,368,455
Commissions		883,628	1,080,042
Occupancy and equipment rental		285,917	274,907
Bank and clearing charges		94,282	103,907
Communications		30,174	37,704
Interest		33,332	24,828
Other operating expenses		306,358	314,529
Total expenses		2,933,429	3,204,372
Income before income taxes		154,416	406,593
Income tax (benefit) expense (note 9)		(5,736)	119,233
Net income	$	160,152	287,360

See accompanying notes to financial statements.

CRONIN & CO., INC.

Statements of Changes in Stockholders' Equity

Years ended April 30, 2005 and 2004

	Common stock			Additional paid-in capital	Notes receivable from stockholders	Retained earnings	Total stockholders' equity
	Shares		Amount				
Balance, April 30, 2003	18,647	$	18,647	423,462	—	4,338,864	4,780,973
Redemption and retirement of common stock	(4,520)		(4,520)	(273,930)	—	(881,784)	(1,160,234)
Issuance of common stock	2,917		2,917	742,970	—	—	745,887
Notes receivable from stockholders	—		—	—	(563,174)	—	(563,174)
Net income	—		—	—	—	287,360	287,360
Balance, April 30, 2004	17,044		17,044	892,502	(563,174)	3,744,440	4,090,812
Redemption and retirement of common stock	(2,000)		(2,000)	(11,010)	—	(532,990)	(546,000)
Issuance of common stock	190		190	50,760	—	—	50,950
Notes receivable from stockholders	—		—	—	52,249	—	52,249
Net income	—		—	—	—	160,152	160,152
Balance, April 30, 2005	15,234	$	15,234	932,252	(510,925)	3,371,602	3,808,163

See accompanying notes to financial statements.

CRONIN & CO., INC.

Statements of Cash Flows

Years ended April 30, 2005 and 2004

		2005	2004
Operating activities:			
Net income	$	160,152	287,360
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense		35,244	51,042
Loss on disposals of equipment		813	2,278
Changes in operating assets and liabilities:			
Customer receivables/payables		61,212	(44,387)
Interest receivable		27,597	(18,474)
Securities owned		3,406,596	(3,301,716)
Other assets		(75,209)	12,574
Accounts payable		81,795	(9,847)
Profit sharing contribution payable		(45,000)	(40,000)
Accrued compensation and commissions		(136,659)	(132,332)
Income taxes payable, including deferred taxes		(98,897)	(38,162)
Net cash provided by (used in) operating activities		3,417,644	(3,231,664)
Investing activities:			
Purchases of fixed assets		(5,696)	(12,477)
Payment (issuance) of notes receivable from stockholders		77,249	(538,174)
Net cash provided by (used in) investing activities		71,553	(550,651)
Financing activities:			
Increase (decrease) in line of credit		(1,950,000)	1,950,000
Proceeds from the issuance of common stock		50,950	745,887
Redemption and retirement of common stock		(546,000)	(1,160,234)
Net cash provided by (used in) financing activities		(2,445,050)	1,535,653
Increase (decrease) in cash		1,044,147	(2,246,662)
Cash and cash equivalents – beginning of year		452,816	2,699,478
Cash and cash equivalents – end of year	$	1,496,963	452,816
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	32,815	24,589
Income taxes		93,161	158,749

See accompanying notes to financial statements.

(1) Description of Business

Cronin & Co., Inc. (the Company) was incorporated in 1974. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). The Company engages in the business of acting as a dealer in municipal bonds and other fixed-income securities. The Company also acts as an underwriter, co-underwriter, and selling group participant of competitive and negotiated municipal bond offerings. Additionally, the Company is permitted to trade securities for its own account. The Company's corporate offices are located in Minneapolis, Minnesota.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at a high quality financial institution and that no significant credit risk exists with respect to these deposits. At April 30, 2005, the Company had deposits in excess of federally insured amounts aggregating approximately $500,000 at a financial institution.

Cash equivalents represent investments with a maturity of three months or less at the time of purchase. Cash and cash equivalents exclude amounts segregated under federal regulations.

(c) Customer Receivables

Customer receivables arise from the sale of municipal bonds and other fixed-income securities held by the Company. The credit risk is minimized as all sales transactions are collateralized by the securities sold.

(d) Securities Transactions

The Company records securities transactions, including the related revenues and expenses, on a settlement-date basis, which is not materially different from a trade-date basis. Securities owned are stated at fair value with related changes in unrealized gains or losses reflected in trading gains and losses. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

The Company believes the municipalities whose securities the Company owns are financially stable and that no significant credit risk exists with respect to these securities or the related interest receivable arising from the holding of the securities.

(Continued)

(e) ***Property and Equipment***

Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight line method based on the estimated useful lives of the assets.

(f) ***Income Taxes***

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(g) ***Reclassifications***

Certain amounts in the financial statements for the prior year have been reclassified to conform with the current year presentation.

(h) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial assets and liabilities are carried at market values, or contracted amounts, which, because of their short-term nature, approximate current fair value.

(i) ***Revenue Recognition***

The Company records sales commissions on a settlement-date basis, which does not materially differ from trade date, and investment banking revenues at the time the investment banking is completed and income is reasonably determinable.

(3) Cash – Segregated Under Federal Regulations

At April 30, 2005, a cash balance of $141,666 was required to be segregated for the benefit of customers under Rule 15c3-3 of the SEC. However, at April 30, 2005, $50,000 of cash was segregated in a reserve bank account and pursuant to Rule 15c3-3(e), the Company is allowed two business days to fund the remaining reserve requirement. Subsequently, on May 2 and May 3, 2005, an additional $100,000 of cash was transferred to the reserve bank account in compliance with Rule 15c3-3(e).

At April 30, 2004, a cash balance of $55,281 was required to be segregated for the benefit of customers under Rule 15c3-3 of the SEC. However, at April 30, 2004, $50,000 of cash was segregated in a reserve bank account and pursuant to Rule 15c3-3(e), the Company is allowed two business days to fund the remaining reserve requirement. Subsequently, on May 3, 2004, an additional $50,000 of cash was transferred to the reserve bank account in compliance with Rule 15c3-3(e).

(4) Securities Owned

Marketable securities owned consist of state and municipal obligations at market values of $1,891,819 and $5,298,415 as of April 30, 2005 and 2004, respectively.

Securities not readily marketable include state and municipal obligations (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or

(Continued)

sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The company holds one such security and the estimated fair value was $6,000 as of April 30, 2005 and 2004.

(5) Line of Credit

The Company has a discretionary line of credit principally to finance the Company's securities inventory and customers' unpaid securities. At April 30, 2005, the Company's maximum credit facility was $15,000,000; however, the bank's commitment, as well as the interest rate on outstanding balances, is subject to change on a day-to-day basis. Amounts borrowed under the line fluctuate daily based on the timing of customer and broker-dealer trades and issues underwritten by the Company. At April 30, 2005 and 2004, the outstanding borrowings under this agreement were $0 and $1,950,000, respectively. The line of credit accrues interest at a variable rate and is due on demand. The line of credit expires in November 2005, and it is the Company's intent to renew the line of credit.

At April 30, 2004, the variable rate was 2.02%. The line of credit was collateralized by securities owned with a market value of $2,084,591 at April 30, 2004.

(6) Employee Benefit Plans

(a) 401(k) Salaried Savings and Profit Sharing Plan

The Company's 401(k) salaried savings and profit sharing plan (the Plan) covers substantially all employees. The Plan allows participants to make contributions of up to 15% of their compensation, not to exceed statutory limits as provided by the Internal Revenue Code. The Company matches 25% of each participant's contribution to the Plan.

The Company may also make additional 401(k) and profit sharing contributions at the discretion of the board of directors. Participants vest immediately in their contributions and become fully vested in the Company's contributions over six years of service. The Company's 401(k) match and discretionary contributions totaled $35,569 and $30,919 as of April 30, 2005 and 2004, respectively. In addition, as of April 30, 2005 and 2004, the Company accrued profit sharing contributions of $40,000 and $85,000, respectively.

(b) Employee Stock Purchase Program

The Company has an employee stock purchase program available to all employees who have been employed by the Company for at least 2 years, are employed by the Company for more than 5 months in any calendar year, and own less than 5% of the total combined voting power or value of all classes of stock. Under the program, employees could elect to withhold up to 15% of their after-tax annual compensation on an annual basis, defined as the "offering period," to purchase the Company's common stock. The purchase price of a share of common stock purchased by a participant is equal to 90% of the lesser of the book value on May 1 or the first day the participant becomes eligible if they are not eligible on May 1 or the book value on the purchase date, which is the last day of the quarter.

Participants in the program may discontinue payroll deductions at any time, and have previously deducted funds returned to them. Also, upon termination of employment, the Company will redeem

(Continued)

all common stock held by the terminated employee at a price equal to the book value of the stock on the date of the participant's termination. The Company has reserved 18,000 shares for issuance under the Plan. For the year ended April 30, 2005, the Company issued 14 shares at a price of $245.75 per share.

(7) Commitments and Contingencies

The Company leases its corporate office under a noncancelable operating lease. In addition, the Company leases quotation trading equipment on a month-to-month basis and also leases a copier under a noncancelable operating lease.

As of April 30, 2005, future minimum lease payments under these leases are as follows:

2006	$	108,989
2007		41,327
Thereafter		—
	$	150,316

Rent expense was $162,289 and $154,392 for the years ended April 30, 2005 and 2004, respectively.

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company which, in the opinion of management, will be resolved with no material impact on the Company's financial position or results of operations.

(8) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30, 2005, the Company's net capital of $2,939,002 exceeded the minimum net capital required by $2,689,002. The Company's ratio of aggregate indebtedness to net capital at April 30, 2005 was .1 to 1 as compared to a maximum allowable ratio of 15 to 1.

(Continued)

(9) Income Taxes

The income tax provision consisted of the following for the years ended April 30:

		2005	2004
Current income taxes:			
Federal	$	(635)	67,000
State		(14,890)	38,600
		(15,525)	105,600
Deferred income tax:			
Federal		9,132	11,715
State		657	1,918
		9,789	13,633
Income tax (benefit) expense	$	(5,736)	119,233

The provision for income taxes differs from the expected tax (benefit) expense computed by applying the federal corporate tax rate of 34% to income before taxes as follows:

Description		2005			2004	
Expected federal income tax expense	$	52,501	34.00 %	$	138,242	34.00 %
State taxes, net of federal benefit		(9,394)	(6.08)		26,742	6.58
Tax-exempt interest income		(68,202)	(44.17)		(55,632)	(13.68)
Non-deductible expenses		19,359	12.54		9,881	2.42
Effective tax (benefit) expense and rate	$	(5,736)	(3.71)%	$	119,233	29.32 %

Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences resulted primarily from depreciation on property and equipment. These temporary differences are expected to be reversed over the estimated useful lives of the assets, generally five years.

(10) Related Party Transactions

Included in equity are $510,925 and $563,174 of notes receivable from stockholders relating to the purchases of common stock at April 30, 2005 and 2004, respectively. The notes bear interest at 5%, are secured by the purchased common stock, and are due in June 2013. During the years ended April 30, 2005 and 2004, the Company recognized and received $26,457 and $26,657, respectively, of interest income related to these notes.

At April 30, 2005 and 2004, the Company had a note receivable from a stockholder aggregating $250,000 and $275,000, respectively. The note bears interest at 4.5%, is unsecured, and is due in April 2006. During the years ended April 30, 2005 and 2004, the Company recognized and received $11,204 and $12,222, respectively, of interest income related to the note.

(Continued)

(11) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer clearance activities obligate the Company to settle transactions with brokers and other financial institutions even if the customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments, that were open at April 30, 2005, have subsequently settled and had no material effect on the Company's financial statements for the year ended April 30, 2005.

(12) Subsequent Event

On May 13, 2005, the Company purchased and retired 2,650 shares of common stock from stockholders for a purchase price of $740,728.

SUPPLEMENTARY INFORMATION

Schedule I

CRONIN & CO., INC.

Computation of Net Capital Pursuant to Rule 15c3-1

April 30, 2005

Net capital:		
Total stockholders' equity	$	3,808,163
Deductions:		
Total nonallowable assets		383,146
Other deductions		406,695
Net capital before haircuts on securities		3,018,322
Haircuts on securities:		
State and municipal obligations		59,320
Corporate obligations		20,000
Net capital	$	2,939,002
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Excess net capital	$	2,689,002
Aggregate indebtedness:		
Items included in statement of financial condition:		
Customer payables	$	91,759
Income taxes payable, including deferred taxes		25,800
Accounts payable		106,775
Profit sharing contribution payable		40,000
Accrued compensation and commissions		56,724
Cash, segregated under federal regulations		(50,000)
Total aggregate indebtedness	$	271,058
Ratio of net capital to aggregate indebtedness		0.092
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of April 30, 2005):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	2,878,110
Net audit adjustment to income		50,500
Net audit adjustment to depreciation calculation		4,656
Net audit adjustment to deferred tax liability and income tax payable		5,736
Net capital per above	$	2,939,002
Total aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$	273,538
Net audit adjustment to income tax payable		(2,480)
Total aggregate indebtedness per above	$	271,058

See accompanying independent auditors' report.

Schedule II

CRONIN & CO., INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

April 30, 2005

Credit Balances:		
Free credit balances and other credit balances in customers' security accounts	$	197,759
Total credits	$	197,759
Debit Balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	63,474
Less 1% reduction (a)		635
Total debits	$	62,839
Reserve Computation:		
Excess of total credits over total debits	$	134,920
Reserve requirement (b)	$	141,666
Cash, segregated for the exclusive benefit of customers:		
Balance at April 30, 2005	$	50,000
Additional collateral deposited on May 2 & 3, 2005, pursuant to April 30, 2005 computation	$	100,000

(a) As the Company computes net capital under the standard method, debit balances in customers' cash and margin accounts are required to be reduced by 1%.

(b) As the Company computes the reserve requirement monthly, the required reserve balance should not be less than 105% of the excess of total credits over total debits.

There were no material differences between the audited computation of reserve requirements included in this report and the corresponding schedule included in the Company's unaudited April 30, 2005 Part IIB FOCUS filed May 4, 2005.

See accompanying independent auditors' report.

Schedule III

CRONIN & CO., INC.

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3

April 30, 2005

	Market value	Number of items
Customers' fully paid and excess margin securities not in the Company's possession or control as of April 30, 2005 (for which instructions to reduce to possession or control has been issued as of April 30, 2005) but for which the required action was not taken within the time frames specified under Rule 15c3-3:	$ —	—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of April 30, 2005, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ —	—

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Cronin & Co., Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Cronin & Co., Inc. (the Company) for the year ended April 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards



established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Company's designated self-regulatory organization, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 3, 2005